UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Campbell Soup Company

(Name of Issuer)

Capital Stock, par value $.0375

(Title of Class of Securities)

134429109

(CUSIP Number)

Joshua L. Targoff

Third Point LLC

390 Park Avenue, 19th Floor

New York, NY 10022

(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 134429109

1	NAME OF REPORTING PERSONS William Toler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the capital stock, par value $0.0375 per share (the “Capital Stock”), of Campbell Soup Company, a New Jersey corporation (the “Issuer”) and amends the Schedule 13D filed on August 9, 2018, as amended by Amendment No. 1 filed on September 7, 2018 and Amendment No. 2 thereto filed on October 9, 2018 (the “Original Schedule 13D” and, together with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 3 is being filed to amend Item 4, Item 5, Item 6 and Item 7 as follows:

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 9, 2018, the Third Point Reporting Persons submitted to the Issuer an update to the notice of nominations to notify the Issuer of the Third Point Reporting Persons’ withdrawal of Franci Blassberg, Matthew Cohen, Lawrence Karlson, Raymond Silcock, David Silverman, Michael Silverstein and George Strawbridge, Jr. as Third Point Nominees. Sarah Hofstetter, Munib Islam, Bozoma Saint John, Kurt Schmidt, and William Toler continue to be the Third Point Nominees for election to the Board of Directors of the Issuer at the 2018 annual meeting of stockholders. As a result of the withdrawal of Mr. Karlson and Mr. Silverstein as Third Point Nominees, the Third Point Reporting Persons may no longer be deemed to beneficially own the Karlson Shares or the Silverstein Shares.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated to read as follows:

The information set forth in Item 4 above is incorporated by reference in its entirety into this Item 5.

(a) (b) As of the date hereof, (i) the Third Point Reporting Persons beneficially own the 21,000,000 Third Point Shares, and (ii) Mr. Toler beneficially owns an aggregate of 3,000 shares of Capital Stock (the “Toler Shares”). The Third Point Shares represent 6.98% of the Issuer’s Capital Stock outstanding and the Toler Shares each represent less than 0.01% of the Issuer’s Capital Stock outstanding. Percentages of the Capital Stock outstanding reported in this Schedule 13D are calculated based upon the 300,656,129 shares of Capital Stock outstanding as of September 17, 2018, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended July 29, 2018, filed by the Issuer with the Securities and Exchange Commission on September 27, 2018. Each of the Third Point Reporting Persons shares voting and dispositive power over the shares of Capital Stock held directly by the Funds. Mr. Toler has sole voting and dispositive power over the Toler Shares. By reason of the agreement between the Management Company and Mr. Toler with respect to Mr. Toler serving as a Third Point Nominee, the Third Point Reporting Persons and Mr. Toler may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended and may be deemed to beneficially own an aggregate of 21,003,000 shares of Capital Stock, representing 6.99% of the Issuer’s Capital Stock outstanding. Mr. Toler disclaims beneficial ownership of the Third Point Shares. The Third Point Reporting Persons disclaim beneficial ownership of the Toler Shares.

As a result of entering into the Letter Agreement (as defined in the Original Schedule 13D and attached as Exhibit 1 thereto), the Third Point Reporting Persons and George Strawbridge, Jr. (“Mr. Strawbridge”) may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The security interests reported in this Schedule 13D do not include security interests owned by Mr. Strawbridge. Mr. Strawbridge filed a separate Schedule 13D reporting beneficial ownership of 8,323,669 shares of Capital Stock (the “Strawbridge Shares”). The Reporting Persons assume no responsibility for the information contained in such Schedule 13D or any amendment thereto. Mr. Strawbridge and the Third Point Reporting Persons may be deemed to beneficially own in the aggregate 29,323,669 shares of Capital Stock, which represents 9.75% of the outstanding shares of Capital Stock. The Third Point Shares, the Strawbridge Shares and the Toler Shares total 29,326,669 shares of Capital Stock, which represents 9.75% of the outstanding shares of Capital Stock.

As a result of the Letter Agreement, the Third Point Reporting Persons and Mr. Strawbridge may be deemed to share voting power with respect to the 29,323,669 shares of Capital Stock beneficially owned in the aggregate by the Reporting Persons and Mr. Strawbridge. The Third Point Reporting Persons disclaim beneficial ownership with respect to the Strawbridge Shares. Further, Mr. Toler disclaims beneficial ownership with respect to the Strawbridge Shares.

(c) Since the date of Amendment No. 2, neither the Third Point Reporting Persons nor Mr. Toler has effected any transactions in the securities of the Issuer.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Third Point Shares. No person other than Mr. Toler is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of, the Toler Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by adding the following:

On November 9, 2018, the Third Point Reporting Persons and Mr. Toler entered into a Joint Filing Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 8 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
8	Joint Filing Agreement, dated as of November 9, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC

Date: November 9, 2018

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

Date: November 9, 2018

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

WILLIAM TOLER

Date: November 9, 2018

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1	Agreement, dated as of August 9, 2018, by and between Third Point LLC and George Strawbridge, Jr.*

2	Joint Filing Agreement, dated as of August 9, 2018.*

3	Power of Attorney, granted by Daniel S. Loeb in favor of William Song, and Joshua L. Targoff, dated July 26, 2016, that was previously filed with the SEC on July 26, 2016, as Exhibit 99.1 to the Form 3 filed by Third Point LLC and Daniel S. Loeb with respect to Kadmon Holdings, LLC and is incorporated herein by reference.*

4	Letter to Mr. Les Vinney, Chairman of the Board of Directors of the Issuer, dated September 7, 2018.*

5	Nominee Agreement between (i) Third Point LLC and Lawrence Karlson, (ii) Third Point LLC and Michael Silverstein and (iii) Third Point LLC and William Toler, each dated September 6, 2018.*

6	Joint Filing Agreement, dated as of September 7, 2018.*

7	Powers of Attorney granted by each of Lawrence Karlson, Michael Silverstein and William Toler in favor of William Song, and Joshua L. Targoff, dated September 7, 2018.*

8	Joint Filing Agreement, dated as of November 9, 2018.

*	Previously filed.